Exhibit 99.1

MINGZHU LOGISTICS HOLDINGS LIMITED

明珠货运控股有限公司

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS
To Be Held on June 14, 2024

To the Shareholders of MingZhu Logistics Holdings Limited 明珠货运控股有限公司:

You are cordially invited to attend the Extraordinary General Meeting (the “EGM”) of the shareholders of MingZhu Logistics Holdings Limited 明珠货运控股有限公司 (the “Company” or “MingZhu”), a company incorporated in the Cayman Islands, to be held in the offices of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006, on June 14, 2024 at 10:00 a.m. Eastern Time.

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “YGMZ.” For our ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”).

To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s ordinary shares at a ratio of five-for-one and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company.

However, if the minimum closing bid price of our ordinary share is not lower than US$1.00 for 10 consecutive business days and the Company regains compliance with Nasdaq Listing Rule 5550(a)(2), the Share Consolidation (as defined below) will not be implemented. If there is no Share Consolidation, it follows that the Company will not increase its authorized share capital or adopt the Second Amended and Restated Memorandum and Articles of Association (as defined below).

The EGM is being held for the purpose of considering and voting upon the following proposals which will be passed as ordinary resolutions or special resolutions:

ORDINARY RESOLUTIONS

1.      THAT if the minimum closing bid price of the Company’s ordinary share does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of this meeting, every eight (8) issued and unissued ordinary shares of a par value of US$0.001 each in the share capital of the Company (the “Existing Shares”) be consolidated into one (1) ordinary share of a par value of US$0.008 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each

TO US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each.

THAT following the Share Consolidation, the proportion between the amount paid and the amount, if any, unpaid on each Consolidated Share is the same as it was from in the case of the Existing Shares from which it was derived and no fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share and in connection with the Share Consolidation, any Director of the Company is authorized to do such further acts and things and sign, make, execute, deliver all documents as any Director shall deem necessary or appropriate (the “Share Consolidation Proposal” or “Proposal 1”).

2.      THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each

TO US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each (the “Share Capital Increase Proposal” or “Proposal 2”).

SPECIAL RESOLUTIONS

3.      THAT following the Share Consolidation and the Share Capital Increase, the first sentence in Paragraph 8 of the current memorandum of association of the Company be deleted in its entirety and the following provision be substituted in lieu thereof:

“The share capital of the Company is US$800,000 divided into 100,000,000 ordinary shares of US$0.008 par value each, in accordance with Article 2.3 of the Articles of Association of the Company.”

THAT following the Share Consolidation and the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect; and

THAT any Director or registered office provider of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she/it shall, in his/her/its absolute discretion, deem necessary or expedient to give effect to the proposed adoption of the New Memorandum and Articles, including without limitation, attending to the necessary registration and/or filings of the New Memorandum and Articles and all requisite documents for and on behalf of the Company, and to make each filing in the United States that is necessary in connection with this resolution, and the Company’s registered office provider be and is hereby authorized and instructed to make each filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution (the “Adoption of the Second Amended and Restated Memorandum and Articles of Association Proposal” or “Proposal 3”).

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. No other business shall be transacted at the EGM.

The Board has fixed the close of business on May 3, 2024 (the “Record Date”) as the date for determining the shareholders entitled to receive notice of and vote at the EGM and any adjournment thereof. Only holders of record of the Company’s outstanding shares on that date are entitled to have their votes counted at the EGM or any adjournment. A shareholder who is entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be a shareholder. As of the Record Date, there were 37,106,322 outstanding ordinary shares of MingZhu entitled to attend and vote at the EGM. No other securities of MingZhu have voting rights.

Shareholders may vote electronically, by phone or by mail in accordance with the following:

VOTE BY INTERNET — www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m., Eastern Time on June 13, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE — 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m., Eastern Time on June 13, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

After careful consideration of all relevant factors, the Board recommends that you vote or give the instruction to vote “FOR” the proposals to reverse split the ordinary shares and increase the authorized capital of the Company.

It is important that your shares are represented at the EGM. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the EGM in person, please vote your shares promptly by casting your vote via the Internet, by phone, or, if you prefer to mail your proxy or voter instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet or by mail before the EGM, or by voting in person at the EGM.

If you plan to attend the EGM, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the EGM, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the EGM and vote in person.

I look forward to seeing you at the meeting.

Dated: May 8, 2024
Sincerely,
/s/ Jinlong Yang
Name: Jinlong Yang
Title: Chief Executive Officer

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QUESTIONS AND ANSWERS ABOUT THE MEETING

These questions and answers are only summaries of the matters they discuss. They do not contain all of the information that may be important to you. You should read carefully this entire proxy statement.

Q. Why am I receiving this proxy statement?	A.

This proxy statement is being sent to you in connection with the solicitation of proxies by the board of directors (the “Board”) of the Company, for use at the extraordinary general meeting (the “EGM”) to be held on June 14, 2024 at 10 a.m., Eastern Time, in the office of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006. This proxy statement summarizes the information that you need to make an informed decision on the proposal to be considered at the EGM.

Q. What is being voted on?	A.	You are being asked to consider and vote on the following proposals:

1.      THAT if the minimum bidding price of the Company’s ordinary shares does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of this meeting, every eight (8) issued and unissued ordinary shares of a par value of US$0.001 each in the share capital of the Company (the “Existing Shares”) be consolidated into one (1) ordinary share of a par value of US$0.008 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each

TO US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each.

THAT following the Share Consolidation, the proportion between the amount paid and the amount, if any, unpaid on each Consolidated Share is the same as it was from in the case of the Existing Shares from which it was derived and no fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share and in connection with the Share Consolidation, any Director of the Company is authorized to do such further acts and things and sign, make, execute, deliver all documents as any Director shall deem necessary or appropriate (the “Share Consolidation Proposal” or “Proposal 1”).

2.      THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each

TO US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each (the “Share Capital Increase Proposal” or “Proposal 2”).

3.      THAT following the Share Consolidation and the Share Capital Increase, the first sentence in Paragraph 8 of the current memorandum of association of the Company be deleted in its entirety and the following provision be substituted in lieu thereof:

“The share capital of the Company is US$800,000 divided into 100,000,000 ordinary shares of US$0.008 par value each, in accordance with Article 2.3 of the Articles of Association of the Company.”

THAT following the Share Consolidation and the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles”), a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the current memorandum and articles of association of the Company with immediate effect; and

THAT any Director or registered office provider of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she/it shall, in his/her/its absolute discretion, deem necessary or expedient to give effect to the proposed adoption of the Second Amended and Restated Memorandum and Articles, including without limitation, attending to the necessary registration and/or filings of the Second Amended and Restated Memorandum and Articles and all requisite documents for and on behalf of the Company, and to make each filing in the United States that is necessary in connection with this resolution, and the Company’s registered office provider be and is hereby authorized and instructed to make each filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution (the “Adoption of the Second Amended and Restated Memorandum and Articles of Association Proposal” or “Proposal 3”).

Q. How does the Board of Directors recommend I vote?	A.	After careful consideration of all relevant factors, the Board recommends that you vote or give instruction to vote “FOR” each proposal.
Q. Who may vote at the EGM?	A.

The Board has fixed the close of business on May 3, 2024 (the “Record Date”) as the date for determining the shareholders entitled to vote at the EGM and any adjournment thereof. Only holders of record of the Company’s outstanding shares on the Record Date are entitled to have their votes counted at the EGM or any adjournment.

Q. How many votes must be present to hold the EGM?	A.	A quorum of shareholders (present in person or by proxy) who together hold at least one-third (1/3) of the rights to vote at the EGM as of the Record Date, will be required to conduct the EGM.
Q. How many votes do I have?	A.

You are entitled to cast one vote at the EGM for each share you held as of the Record Date. As of the close of business on the Record Date, there were 37,106,322 outstanding ordinary shares of the Company. Company’s warrants do not have voting rights.

Q. What is the proxy card?	A.

The proxy card enables you to appoint the representatives named on the card to vote your shares at the EGM in accordance with your instructions on the proxy card. That way, your shares will be voted whether or not you attend the EGM. Even if you plan to attend the EGM, it is strongly recommended that you complete and return your proxy card before the EGM date, in case your plans change.

Q. What is the difference between a shareholder of record and a beneficial owner of shares held in street name?	A.

Shareholder of Record.    If your shares are registered directly in your name with the Company’s transfer agent, VStock Transfer LLC, you are considered the shareholder of record with respect to those shares, and the Company will send the proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name.    If your shares are held in an account at a brokerage firm, bank, broker-dealer, nominee or other similar organization, then you are the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the EGM. As a beneficial owner, you have the right to instruct that organization how to vote the shares held in your account. Those instructions are contained in a “voting instruction form” containing information substantially similar to the information set forth on the proxy card.

Q. How do the Company’s insiders intend to vote their shares?	A.

All of the Company’s directors, executive officers and their affiliates as well as other inside shareholders of the Company are expected to vote any shares (including any public shares owned by them) in favor of the proposals set forth herein. On the Record Date, these shareholders beneficially owned and were entitled to vote 11,213,236 of the Company’s shares, representing approximately 30.21% of the Company’s outstanding shares.

Q. What vote is required to adopt each of the proposals?	A.

Abstentions will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on the approval of the proposals. Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the EGM is required to approve the Share Consolidation proposal and the Share Capital Increase Proposal. Assuming that a quorum is present, the affirmative vote of two-thirds (2/3) of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Adoption of the Second Amended and Restated Memorandum and Articles proposal.

Q. What is the deadline for voting my shares?	A.

If you are a shareholder of record, you may mark, sign, date and return the enclosed proxy card, which must be received by the Company at any time before the time for holding the EGM, in order for your shares to be voted at the EGM. If you are a beneficial owner, please read the voting instruction form provided by your bank, broker, trust or other nominee for information on the deadline for voting your shares. Proxies by record holders must be submitted the close of the voting polls at the EGM. Electronic voting must be submitted by 11:59 p.m., Eastern Time on June 13, 2024. Beneficial holders (if you hold shares through your brokerage firm) should contact their brokers pursuant to the instructions that should have accompanied this proxy statement from your broker. Beneficial holders must have their proxy votes processed by 11:59 p.m., Eastern Time on June 13, 2024. Votes may be cast by record holders during the EGM.

Where a poll is taken: (a) if it is taken more than seven clear days after it is demanded, the proxy card must be delivered not less than 48 hours before the time appointed for the taking of the poll; or (b) if it is taken within seven clear days after it was demanded, the proxy card must be delivered not less than two hours before the time appointed for the taking of the toll.

Q. Is my vote confidential?	A.	Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

Q. Where will I be able to find the voting results of the EGM?	A.

We will announce preliminary voting results at the EGM. The final voting results will be tallied by the inspector of election and published in the Company’s Current Report on Form 6-K, which the Company is required to file with the SEC following the EGM.

Q. Who bears the cost of soliciting proxies?	A.

The Company will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, the Company, through its directors and officers, may solicit proxies in person, by telephone or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

Q: How do I vote	A.	You may vote using any of the following methods:

•   Proxy card or voting instruction card. Be sure to complete, sign and date the card and return it in the prepaid envelope.

•   By telephone, fax, or over the Internet. This is allowed if you hold shares in street name and your bank, broker or other nominee offers those alternatives. Although most banks, brokers and other nominees offer these voting alternatives, availability and specific procedures vary.

•   At the EGM. All shareholders may vote at the EGM. You may also be represented by another person at the EGM by executing a proper proxy designating that person. If you hold shares in street name, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the EGM.

Shareholders may vote electronically or by mail in accordance with the following:

VOTE BY INTERNET — www.proxyvote.com

Use the internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE — 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the EGM. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals to be considered at the EGM.

Q. How do I change my vote?	A.

If you are a record holder and have submitted a proxy card to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to the Company’s secretary prior to the date of the EGM or by voting at the meeting. Attendance at the meeting alone will not change your vote. You may also change your vote electronically by accessing the www.proxyvote.com.

If your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting instruction form provided to you by the broker, bank or other nominee. If your shares are held in street name, and you wish to attend the EGM and vote at the EGM, you must bring to the EGM a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Q. If the proposals in the EGM are approved, what happens next?	A.

If the proposals are approved in the EGM and the minimum bidding price of the Company’s ordinary shares does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2), we will proceed to conduct the Share Consolidation, increase the authorized share capital, and adopt the Second Amended and Restated Memorandum and Articles of Association.

However, if the minimum bid price of our ordinary share is not lower than US$1.00 for 10 consecutive business days and the Company regains compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of the EGM, there will be no Share Consolidation. If there is no Share Consolidation, it follows that the Company will not increase its authorized share capital or adopt the Second Amended and Restated Memorandum and Articles of Association.

Q. Who can help answer my questions?		If you have questions, you may write or call:
MingZhu Logistics Holdings Limited 27F, Yantian Modern Industry Service Center No. 3018 Shayan Road, Yantian District Shenzhen, Guangdong, China 518081 (86) 755-25209839 Terry@szygmz.com

PROPOSAL 1 — SHARE CONSOLIDATION

Purpose of Share Consolidation

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the trading symbol of “YGMZ.” For our ordinary shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”).

To enhance the Company’s ability to maintain compliance with the Bid Price Rule, the Board believes that it is in the best interest of the Company and the shareholders to effectuate the Share Consolidation to increase the market price of the ordinary shares. As a result, the Board is soliciting shareholders’ approval of a share consolidation of the Company’s ordinary shares at a ratio of five-for-one and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company.

The Board also believes that the delisting of the ordinary shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected of share consolidation has subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its shareholders as a whole, and that the Share Consolidation is probably necessary to maintain the listing of the Company’s ordinary shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the ordinary shares on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the ordinary shares, it may not increase the market price of the ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Company’s ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Company’s ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all of our issued and unissued ordinary shares will be consolidated at the ratio of five-for-one. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares.

As indicated in the Share Capital Increase proposal below, we are also seeking our shareholders’ approval to increase our authorized share capital to US$500,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each, immediately following the Share Consolidation.

Issued and Outstanding Shares

The Share Consolidation will reduce the number of issued and outstanding ordinary shares at the ratio of five-for-one. In addition, the par value of ordinary shares will be increased by the same ratio.

For example, a shareholder holding 800 ordinary shares, par value US$0.001 before the Share Consolidation would hold 100 ordinary shares, par value US$0.008 per share after the Share Consolidation. However, each shareholder’s proportionate ownership of the issued and outstanding ordinary shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see below).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share.

Outstanding Warrants

As of May 3, 2024, we have 3,333,335 warrants issued and outstanding exercisable for 0.75 ordinary share at an exercise price of $6.60 per share.;

Upon effectiveness of the Share Consolidation, pursuant to the Warrant Agreement, each outstanding warrant of the Company shall be exercisable for 1/8 ordinary share of the Company. The exercise price of Company’s outstanding Warrants shall be increased to US$52.80 per whole share, adjusted from $6.60 prior to the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Federal Income Tax Consequences of the Share Consolidation

The Share Consolidation should be a tax-free transaction under the Internal Revenue Code of 1986, as amended. Therefore, a shareholder generally will not recognize gain or loss on the Share Consolidation, except to the extent of cash, if any, received in lieu of a fractional share interest in the post-consolidation shares. The holding period and tax basis of the pre-consolidation ordinary shares will be transferred to the post-consolidation ordinary shares (excluding any portion of the holder’s basis allocated to fractional shares).

This discussion should not be considered as tax or investment advice, and the tax consequences of the Share Consolidation may not be the same for all shareholders. Shareholders should consult their own tax advisors to know their individual federal, state, local and foreign tax consequences.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares that are entitled to vote and voting at the EGM is required to approve the Share Consolidation proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolutions by way of ordinary resolutions:

THAT if the minimum bidding price of the Company’s ordinary shares does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of this meeting, every eight (8) issued and unissued ordinary shares of a par value of US$0.001 each in the share capital of the Company (the “Existing Shares”) be consolidated into one (1) ordinary share of a par value of US$0.008 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each

TO US$50,000 divided into 6,250,000 ordinary shares of a nominal or par value of US$0.008 each.

THAT following the Share Consolidation, the proportion between the amount paid and the amount, if any, unpaid on each Consolidated Share is the same as it was from in the case of the Existing Shares from which it was derived, no fractional shares be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares and in connection with the Share Consolidation, any Director of the Company is authorized to do such further acts and things and sign, make, execute, deliver all documents as any Director shall deem necessary or appropriate.

PROPOSAL NO. 2
SHARE CAPITAL INCREASE

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of an ordinary resolution, that immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each, to US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each (the “Share Capital Increase proposal”).

If the minimum bid price of our ordinary shares is not lower than US$1.00 for 10 consecutive business days and the Company regains compliance with Nasdaq Listing Rule 5550(a)(2), there will be no Share Consolidation and consequently, this Share Capital Increase proposal will not be applicable.

Vote Required

Assuming that a quorum is present, the affirmative vote of a simple majority of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Share Capital Increase proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolution by way of an ordinary resolution:

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each

TO US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each.

PROPOSAL NO. 3

ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board approved, and directed that there be submitted to the shareholders of the Company for approval by way of a special resolution, that immediately following the Share Consolidation and the Share Capital Increase, the current memorandum and articles of association of the Company be amended and restated and the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles”), which incorporate and consolidate the proposed amendments to the authorized share capital of the Company and other amendments in compliance with the laws of the Cayman Islands, and a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the current memorandum and articles of association of the Company with immediate effect.

If the minimum bid price of our ordinary shares is not lower than US$1.00 for 10 consecutive business days and the Company regains compliance with Nasdaq Listing Rule 5550(a)(2), there will be no Share Consolidation or Share Capital Increase and consequently, the Second Amended and Restated Memorandum and Articles will not be adopted.

Vote Required

Assuming that a quorum is present, the affirmative vote of two-thirds (2/3) of the total votes attaching to the shares entitled to vote and voting at the Extraordinary Meeting is required to approve the Adoption of the Second Amended and Restated Memorandum and Articles proposal.

Recommendation of the Board

The Board recommends that you vote “FOR” the following resolutions by way of special resolutions:

THAT following the Share Consolidation and the Share Capital Increase, the first sentence in Paragraph 8 of the current memorandum of association of the Company be deleted in its entirety and the following provision be substituted in lieu thereof:

“The share capital of the Company is US$800,000 divided into 100,000,000 ordinary shares of US$0.008 par value each, in accordance with Article 2.3 of the Articles of Association of the Company.”

THAT following the Share Consolidation and the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles”), a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the current memorandum and articles of association of the Company with immediate effect; and

THAT any Director or registered office provider of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she/it shall, in his/her/its absolute discretion, deem necessary or expedient to give effect to the proposed adoption of the Second Amended and Restated Memorandum and Articles, including without limitation, attending to the necessary registration and/or filings of the Amended and Restated Memorandum and Articles and all requisite documents for and on behalf of the Company, and to make each filing in the United States that is necessary in connection with this resolution, and the Company’s registered office provider be and is hereby authorized and instructed to make each filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, MingZhu and its agents that deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of MingZhu’s proxy statement. Upon written or oral request, MingZhu will deliver a separate copy of the proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that MingZhu deliver single copies of such documents in the future. Shareholders may notify MingZhu of their requests by calling or writing MingZhu at MingZhu’s principal executive offices at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this proxy statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this proxy statement or if you have questions about the proposals to be presented at the EGM, you should contact us by telephone or in writing:

MingZhu Logistics Holdings Limited

明珠货运控股有限公司

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(86) 755-25209839

Terry@szygmz.com

MINGZHU LOGISTICS HOLDINGS LIMITED

明珠货运控股有限公司

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

PROXY CARD FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held at 10:00 a.m., Eastern Time on June 14, 2024
(Record Date — May 3, 2024)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Jinlong Yang and Jingwei Zhang, as the proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the ordinary shares of MingZhu Logistics Holdings Limited, which the undersigned is entitled to vote, as specified below on this card, at the Extraordinary General Meeting of Shareholders of MingZhu Logistics Holdings Limited (the “EGM”), which will be held on June 14, 2024 at 10:00 a.m. Eastern Time in the offices of the Company’s counsel, Becker & Poliakoff P.A., at 45 Broadway, 17th Floor, New York, NY 10006.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”
FOR PROPOSAL 1, PROPOSAL 2 AND PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

Proxies submitted by beneficial owners must be received by 11:59 p.m., Eastern Time on June 13, 2024. Record holders may vote at any time until the polls are closed during the meeting. Voting may be conducted electronically.

PROPOSAL 1:    SHARE CONSOLIDATION

THAT if the minimum bidding price of the Company’s ordinary shares does not meet the requirement to regain compliance with Nasdaq Listing Rule 5550(a)(2) as of the date of this meeting, every eight (8) issued and unissued ordinary shares of a par value of US$0.001 each in the share capital of the Company (the “Existing Shares”) be consolidated into one (1) ordinary share of a par value of US$0.008 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each

TO US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each.

THAT following the Share Consolidation, the proportion between the amount paid and the amount, if any, unpaid on each Consolidated Share is the same as it was from in the case of the Existing Shares from which it was derived and no fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation and all fractional shares issuable to our holders of record resulting from the Share Consolidation be rounded up to the nearest whole number of share and in connection with the Share Consolidation, any Director of the Company is authorized to do such further acts and things and sign, make, execute, deliver all documents as any Director shall deem necessary or appropriate.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting      ☐ YES      ☐ NO

Signature of Shareholder:	____________________________
Date:	_______________, 2024
Name shares held in (Please print):	Account Number (if any):
____________________	____________________________
No. of Shares Entitled to Vote:	Stock Certificate Number(s):
_______________________	_________________________
Note:

Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
If the signer is a partnership, please sign in partnership name by authorized person.
Please provide any change of address information in the spaces below in order that we may update our records:
	Address:	____________________________
____________________________

PROPOSAL 2:    SHARE CAPITAL INCREASE

THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased

FROM US$50,000 divided into 6,250,000 ordinary shares of a par value of US$0.008 each

TO US$800,000 divided into 100,000,000 ordinary shares of a par value of US$0.008 each.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting      ☐ YES      ☐ NO

Signature of Shareholder:	____________________________
Date:	_______________, 2024
Name shares held in (Please print):	Account Number (if any):
____________________	____________________________
No. of Shares Entitled to Vote:	Stock Certificate Number(s):
_______________________	_________________________
Note:

Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
If the signer is a partnership, please sign in partnership name by authorized person.
Please provide any change of address information in the spaces below in order that we may update our records:
	Address:	____________________________
____________________________

PROPOSAL 3:    ADOPTION OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

THAT following the Share Consolidation and the Share Capital Increase, the first sentence in Paragraph 8 of the current memorandum of association of the Company be deleted in its entirety and the following provision be substituted in lieu thereof:

“The share capital of the Company is US$800,000 divided into 100,000,000 ordinary shares of US$0.008 par value each, in accordance with Article 2.3 of the Articles of Association of the Company.”

THAT following the Share Consolidation and the Share Capital Increase, the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles”), a copy of which has been produced to the meeting and marked “A” and initialed by the chairman of the EGM for identification purpose, be and are hereby approved and adopted in substitution for and to the exclusion of the current memorandum and articles of association of the Company with immediate effect; and

THAT any Director or registered office provider of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she/it shall, in his/her/its absolute discretion, deem necessary or expedient to give effect to the proposed adoption of the Second Amended and Restated Memorandum and Articles, including without limitation, attending to the necessary registration and/or filings of the Second Amended and Restated Memorandum and Articles and all requisite documents for and on behalf of the Company, and to make each filing in the United States that is necessary in connection with this resolution, and the Company’s registered office provider be and is hereby authorized and instructed to make each filing with the Registrar of Companies in the Cayman Islands that is necessary in connection with this resolution.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting      ☐ YES      ☐ NO

Signature of Shareholder:	____________________________
Date:	_______________, 2024
Name shares held in (Please print):	Account Number (if any):
____________________	____________________________
No. of Shares Entitled to Vote:	Stock Certificate Number(s):
_______________________	_________________________
Note:

Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.
If the signer is a partnership, please sign in partnership name by authorized person.
Please provide any change of address information in the spaces below in order that we may update our records:
	Address:	____________________________
____________________________